Exhibit 4.66

Power of Attorney

I, Zhang Mingjin, a PRC citizen whose PRC Passport number is 110105197608191146, hereby irrevocably authorize Liu Binghai to exercise the following rights during the term of this Power of Attorney:

Liu Binghai may, on my behalf, exercise all the voting rights as a shareholder of Startone (Beijing) Information Technology Co., Ltd. (the “Company”) by law and by articles of association in shareholders meeting of the Company with all powers, including but not limited to, sale or transfer of all or part of the shares in the Company and assignment and appointment of the directors and general manager of the Company as an authorized representative.

The above-mentioned authorization and attorney are based on the following assumptions: Liu Binghai is an employee of Heng Dong Wei Xin (Beijing) Technology Co., Ltd and Heng Dong Wei Xin (Beijing) Technology Co., Ltd. approves of such authorization and attorney. Once Liu Binghai is no longer employed by Heng Dong Wei Xin (Beijing) Technology Co., Ltd. or Heng Dong Wei Xin (Beijing) Technology Co., Ltd. gives a written notice of replacing its attorney, I shall forthwith recall the attorney and authorization herein and appoint/authorize other employees assigned by Heng Dong Wei Xin (Beijing) Technology Co., Ltd. to exercise all the voting rights owed by a shareholder of the Company in the shareholders meeting on our behalf.

The term of this Power of Attorney is 10 years from the execution date unless the Business Operation Agreement among Heng Dong Wei Xin (Beijing) Technology Co., Ltd., Shen Da Hong Tong Information and Technology Co., Ltd., Liu Binghai and I is terminated before expiry whatsoever.

Signed by Zhang Mingjin

/s/ Zhang Mingjin
Date: October 25, 2005